UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A [Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Xplore Technologies Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

983950700
(CUSIP Number)

Philip S. Sassower
Andrea Goren	Jonathan J. Russo, Esq.
Phoenix Venture Fund LLC	Pillsbury Winthrop Shaw Pittman LLP
110 East 59th Street, Suite 1901	1540 Broadway
New York, New York 10022	New York, New York 10036
(212) 759-1909	(212) 858-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 22 Pages)

CUSIP No. 983950700	13D	(Page 2 of 22 Pages)

1.	Names of Reporting Persons Phoenix Venture Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,866,714 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,866,714 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,866,714 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.25%

14.	Type of Reporting Person (See Instructions) OO
1

Consists of (i) 1,780,714 shares of common stock and (ii) warrants, exercisable within 60 days after October 31, 2012, to purchase 86,000 shares of common stock held by Phoenix Venture Fund LLC (“Phoenix”).  The co-managers of the managing member of Phoenix are Philip S. Sassower  (“Mr. Sassower”) and Andrea Goren (“Mr. Goren”).

CUSIP No. 983950700	13D	(Page 3 of 22 Pages)

1.	Names of Reporting Persons SG Phoenix LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,400 (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 51,400 (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,400 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.61%

14.	Type of Reporting Person (See Instructions) OO
2

Consists of (i) 24,525 shares of common stock and (ii) warrants, exercisable within 60 days after October 31, 2012, to purchase 26,875 shares of common stock held by SG Phoenix LLC (“SG Phoenix”).  The co-managers of SG Phoenix are Mr. Sassower and Mr. Goren.

CUSIP No. 983950700	13D	(Page 4 of 22 Pages)

1.	Names of Reporting Persons Phoenix Enterprises Family Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 361,387 (3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 361,387 (3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,387 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.31%

14.	Type of Reporting Person (See Instructions) OO
3

Consists of (i) 338,339 shares of common stock and (ii) warrants, exercisable within 60 days after October 31, 2012, to purchase 23,048 shares of common stock held by Phoenix Enterprises Family Fund LLC (“Phoenix Family Fund”), an entity which is controlled by Mr. Sassower.

CUSIP No. 983950700	13D	(Page 5 of 22 Pages)

1.	Names of Reporting Persons Andax LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,963 (4)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,963 (4)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,963 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.25%

14.	Type of Reporting Person (See Instructions) OO
4

Consists of (i) 20,338 shares of common stock and (ii) warrants, exercisable within 60 days after October 31, 2012, to purchase 625 shares of common stock held by Andax LLC (“Andax”).  The manager of Andax is Mr. Goren.

CUSIP No. 983950700	13D	(Page 6 of 22 Pages)

1.	Names of Reporting Persons Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,031,326 (5)

	8.	Shared Voting Power 1,918,114 (6)

	9.	Sole Dispositive Power 1,031,326 (5)

	10.	Shared Dispositive Power 1,918,114 (6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,949,440 (5)(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.16%

14.	Type of Reporting Person (See Instructions) IN
5 6

Consists of (i) 638,263 shares of common stock owned of record by Mr. Sassower, (ii) 28,625 shares of common stock that Mr. Sassower has the right to acquire under warrants exercisable within 60 days after October 31, 2012, (iii) 3,051 shares of common stock that Mr. Sassower has the right to acquire under options exercisable within 60 days after October 31, 2012, (iv) 338,339 shares of common stock owned of record by Phoenix Family Fund and (v) 23,048 shares of common stock that Phoenix Family Fund has the right to acquire under warrants exercisable within 60 days after October 31, 2012. Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix Family Fund, except to the extent of his pecuniary interest, if any, in such securities.

Consists of (i) 1,780,714 shares of common stock owned of record by Phoenix, (ii) 86,000 shares of common stock that Phoenix has the right to acquire under warrants exercisable within 60 days after October 31, 2012, (iii) 24,525 shares of common stock owned of record by SG Phoenix and (iv) 26,875 shares of common stock that SG Phoenix has the right to acquire under warrants exercisable within 60 days after October 31, 2012.  Mr. Sassower is the co-manager of the managing member of Phoenix.  Mr. Sassower and Mr. Goren have voting and dispositive power over SG Phoenix.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

CUSIP No. 983950700	13D	(Page 7 of 22 Pages)

1.	Names of Reporting Persons Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,623 (7)

	8.	Shared Voting Power 1,918,114 (8)

	9.	Sole Dispositive Power 22,623 (7)

	10.	Shared Dispositive Power 1,918,114 (8)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,737 (7)(8)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.13%

14.	Type of Reporting Person (See Instructions) IN
7 8

Consists of (i) 1,660 shares of common stock owned of record by Mr. Goren, (ii) 20,338 shares of common stock owned of record by Andax, an entity in which Mr. Goren has sole voting and dispositive power and (iii) 625 shares of common stock  that Andax has the right to acquire under warrants exercisable within 60 days after October 31, 2012.  Mr. Goren disclaims any beneficial ownership of the securities owned by Andax, except to the extent of his pecuniary interest, if any, in such securities.

Consists of (i) 1,780,714 shares of common stock owned of record by Phoenix, (ii) 86,000 shares of common stock that Phoenix has the right to acquire under warrants exercisable within 60 days after October 31, 2012, (iii) 24,525 shares of common stock owned of record by SG Phoenix and (iv) 26,875 shares of common stock that SG Phoenix has the right to acquire under warrants exercisable within 60 days after October 31, 2012. Mr. Goren is the co-manager of the managing member of Phoenix.  Mr. Goren and Mr. Sassower have voting and dispositive power over SG Phoenix. Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

(Page 8 of 22 Pages)

This Amendment No. 5 (the “Statement”) filed by Phoenix Venture Fund LLC, SG Phoenix LLC, Phoenix Enterprises Family Fund LLC, Andax LLC, Philip S. Sassower and Andrea Goren (the “Reporting Persons”) amends and supplements Items 3, 4, 6 and 7 and amends and restates Items 2 and 5 of Schedule 13D originally filed by Phoenix Venture Fund LLC, Philip S. Sassower and Andrea Goren on October 1, 2007, as amended by Amendment No. 1 filed on September 25, 2008, Amendment No. 2 filed on June 11, 2009, Amendment No. 3 filed on November 29, 2009 and Amendment No. 4 filed on December 16, 2010.

All common stock share numbers disclosed in this Statement have been adjusted to reflect the Issuer’s 1-for-400 reverse split of common stock consummated on September 13, 2012 and the conversion of each series of the Issuer’s preferred stock into common stock on October 31, 2012.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement is filed by Phoenix Venture Fund LLC, a Delaware limited liability company (“Phoenix”), SG Phoenix LLC, a Delaware limited liability company (“SG Phoenix”), Phoenix Enterprises Family Fund LLC, a Delaware limited liability company (“Phoenix Family Fund”), Andax LLC, a Delaware limited liability company (“Andax”), Philip S. Sassower, a U.S. citizen (“Mr. Sassower”), and Andrea Goren, a U.S. citizen (“Mr. Goren”). The principal business of Phoenix, SG Phoenix, Phoenix Family Fund, and Andax is to invest in and advise small cap public companies. The principal office of the Reporting Persons is 110 East 59th Street, Suite 1901, New York, New York 10022.

During the five years prior to the date hereof, none of Phoenix, SG Phoenix, Phoenix Family Fund, Andax, Mr. Sassower or Mr. Goren have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On February 23, 2011, the Issuer issued SG Phoenix a three-year warrant to purchase 3,125 shares of common stock at an initial exercise price of $16.00 per share for services rendered in connection with the Issuer’s private placement of 1,000,000 shares of its Series D Preferred Stock. On February 23, 2011, in connection with the private placement, Phoenix Family Fund purchased from the Issuer 81,750 shares of Series D Preferred Stock and warrants to purchase 5,110 shares of common stock at an initial exercise price of $16.00 for $81,750.

On August 4, 2011, the Issuer’s board of directors approved an award of 150,000 shares of Series D Preferred Stock, which fully vested on March 31, 2012, to SG Phoenix for services rendered during the year ended March 31, 2012.

On October 14, 2011, Mr. Sassower purchased from the Issuer 500,000 shares of Series D Preferred Stock in a private placement for $500,000. In connection with such private placement, the Issuer issued SG Phoenix a warrant to purchase 6,250 shares of the Issuer’s common stock at an initial exercise price of $16.00 per share for services rendered.

On October 10, 2012, in connection with the Issuer’s proposed recapitalization, the Issuer filed an amendment to its amended and restated certificate of incorporation reducing the conversion price of each series of its outstanding preferred stock as follows: Series A Preferred Stock (reduced from $0.15 per share to $0.0260 per share); Series B Preferred Stock (reduced from $0.16 per share to $0.0260 per share); Series C Preferred Stock (reduced from $0.25 per share to $0.0260 per share) and Series D Preferred Stock (reduced from $0.04 per share to $0.0162 per share).

On October 31, 2012, the Issuer consummated a firm commitment public offering of 2,000,000 shares of common stock at a price of $5.00 per share, and, in connection therewith, each series of its outstanding preferred stock converted into shares of common stock pursuant to the Issuer’s amended and restated certificate of incorporation then in effect.  In connection with the consummation of the public offering on October 31, 2012, (i) Phoenix converted 31,032,014 shares of Series A Preferred Stock, 3,320,000 shares of Series C Preferred Stock and 2,376,939 shares of Series D Preferred Stock into an aggregate of 1,541,430 shares of the Issuer’s common stock, (ii) Mr. Sassower and the Phoenix Family Fund converted an aggregate of 13,676,370 shares of Series A Preferred Stock, 1,000,000 shares of Series C Preferred Stock and 2,772,364 shares of Series D Preferred Stock into an aggregate of 923,023 shares of the Issuer’s common stock and (iii) Andax, Mr. Goren and SG Phoenix converted an aggregate of 227,963 shares of Series D Preferred Stock and Andax converted an aggregate of 200,000 shares of Series C Preferred Stock into an aggregate of 44,795 shares of the Issuer’s common stock.

(Page 9 of 22 Pages)

From December 16, 2010 through October 30, 2012, each Reporting Person received mandatory dividends with respect to each series of outstanding preferred stock owned by such person as follows:

Reporting Person	Series A Dividends	Series C Dividends	Total Common Stock Dividends	Series D Dividends
Phoenix	140,729	22,141	162,870	402,387
SG Phoenix	-	-	-	8,920
Phoenix Family Fund	24,453	-	23,453	163,865
Andax	-	1,332	1,332	7,922
Phil Sassower	38,567	6,668	45,235	263,018
Andrea Goren	-	-	-	594

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

See Item 3 of this Statement, which is hereby incorporated by reference, for a discussion of changes in the Issuer’s capitalization, and how the securities to which this Statement relates were acquired by the Reporting Persons.

Except as set forth in this Statement, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)   Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 1,866,714 shares of common stock, representing approximately 22.25% of the Issuer’s common stock.

SG Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 51,400 shares of common stock, representing approximately 0.61% of the Issuer’s common stock.

Phoenix Family Fund, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 361,387 shares of common stock, representing approximately 4.31% of the Issuer’s common stock.

Andax, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 20,693 shares of common stock, representing approximately 0.25 % of the Issuer’s common stock.

Mr. Sassower, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 2,949,440 shares of common stock, representing approximately 35.16% of the Issuer’s common stock. Mr. Sassower is the co-manager of the managing member of Phoenix and Phoenix Family Fund and the co-manager of SG Phoenix.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix, Phoenix Family Fund and SG Phoenix, except to the extent of his pecuniary interest, if any, therein.

Mr. Goren, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 1,940,737 shares of common stock, representing approximately 23.13% of the Issuer’s common stock.  Mr. Goren is the co-manager of the managing member of Phoenix, the sole manager member of Andax and the co-manager of SG Phoenix.  Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix, Andax and SG Phoenix, except to the extent of his pecuniary interest, if any, therein.

(b)  Phoenix has the sole power to vote and the sole power to dispose of 1,866,714 shares of common stock.

SG Phoenix has the sole power to vote and the sole power to dispose of 51,400 shares of common stock.

Phoenix Family Fund has the sole power to vote and the sole power to dispose of 361,387 shares of common stock.

Andax has the sole power to vote and the sole power to dispose of 20,693 shares of common stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 1,031,326 shares of common stock and has the shared power to vote and the shared power to dispose of 1,918,114 shares of common stock.

(Page 10 of 22 Pages)

Mr. Goren has the sole power to vote and the sole power to dispose of 22,623 shares of common stock and has the shared power to vote and the shared power to dispose of 1,918,114 shares of common stock.

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix and the co-managers of SG Phoenix.  Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of their pecuniary interests, if any, therein. Mr. Sassower is the managing member of Phoenix Family Fund and disclaims any beneficial ownership of the securities owned by Phoenix Family Fund, except to the extent of his pecuniary interests, if any, therein. Mr. Goren is the managing member of Andax and disclaims any beneficial ownership of the securities owned by Andax, except to the extent of his pecuniary interests, if any, therein.

(c)  Except for the information with respect to the acquisitions by the Reporting Persons as set forth in Items 3 and 4, which is hereby incorporated by reference, none of Phoenix, SG Phoenix, Phoenix Family Fund, Andax, Mr. Sassower or Mr. Goren has effected any transaction relating to the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Phoenix, Phoenix Family Fund, Andax and Mr. Sassower are parties to the following agreements with respect to securities of the Issuer:

1. Amendment No. 1, dated February 23, 2011, to the Registration Rights Agreement dated December 16, 2010.

2. Amendment No. 2, dated October 14, 2011, to the Registration Rights Agreement dated December 16, 2010.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following Exhibits:

Exhibit L – Amendment No. 1 to the Registration Rights Agreement

Exhibit M – Amendment No. 2 to the Registration Rights Agreement

(Page 11 of 22 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	November 8, 2012

PHOENIX VENTURE FUND LLC

By:	SG Phoenix Ventures LLC, its Managing Member

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

(Page 12 of 22 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	November 8, 2012

SG PHOENIX LLC

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Co-Manager

(Page 13 of 22 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	November 8, 2012

PHOENIX ENTERPRISES FAMILY FUND LLC

By:	/s/ Philip S. Sassower
Name: Philip S. Sassower
Title: Managing Member

(Page 14 of 22 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	November 8, 2012

ANDAX LLC

By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Managing Member

(Page 15 of 22 Pages)

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	November 8, 2012

/s/ Philip S. Sassower
Philip S. Sassower

(Page 16 of 22 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	November 8, 2012

/s/ Andrea Goren
Andrea Goren

(Page 17 of 22 Pages)

Exhibit L

AMENDMENT NO. 1 TO THE REGISTRATION RIGHTS AGREEMENT

AMENDMENT NO. 1 (this “Amendment Agreement”), dated as of February 23, 2011, to the Registration Rights Agreement dated as of December 16, 2010 (as amended, restated, supplemented or otherwise modified from time to time, the “Agreement”) by and among Xplore Technologies Corp., a Delaware corporation (the “Company”), and the signatories hereto.

R E C I T A L S:

WHEREAS, the Company and the existing holders of shares of Series D Preferred Stock are parties to the Agreement, which sets forth the registration rights granted to the holders of Series D Preferred Stock in connection with the shares of Company common stock issuable upon the conversion of the Series D Preferred Stock;

WHEREAS, the Company intends to issue and sell up to 1,000,000 shares of Series D Preferred Stock to accredited investors pursuant to a private placement (the “Offering”);

WHEREAS, the Company and the undersigned holders desire to amend the Agreement, effective as of the date hereof, to, among other things, (i) allow for the purchasers of Series D Preferred Stock issued in the Offering (the “Additional Investors”) to become parties to the Agreement and be granted the registration rights set forth therein, (ii) amend the definition of “Investors” to include the Additional Investors and (iii) amend the definition of “Preferred Shares” to include the shares of Series D Preferred Stock issued in the Offering;

WHEREAS, Section 10(i) of the Agreement provides that the Company will not grant any additional registration rights after the date of the Agreement without the consent of the holders of at least a majority of the Registrable Stock unless such registration rights are subordinate in all respects to the rights contained in the Agreement;

WHEREAS, Section 10(d) of the Agreement provides that amendments to the Agreement may only become effective with the written consent of the Company and the holders of at least a majority of the Registrable Stock (assuming the conversion of all Preferred Shares into Registrable Stock);

WHEREAS, the holders of at least a majority of the Registrable Stock wish to consent to the grant of the registration rights set forth in the Agreement to the Additional Investors; and

WHEREAS, the Company and the holders of at least a majority of the outstanding shares of Registrable Stock under the Agreement wish to consent to the amendments contained herein and, upon execution of this Amendment Agreement by the Company and such holders, the requirements of Section 10(d) of the Agreement will be satisfied.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties do hereby agree, as follows:

1.             Definitions in this Amendment Agreement.  Except as otherwise defined in this Amendment Agreement (including the preamble and the recitals hereof), capitalized terms are used herein with the meanings ascribed to such terms in the Agreement.

2.             Consent to Additional Parties to the Agreement.  The undersigned holders of at least a majority of the Registrable Stock hereby consent to the addition of the Additional Investors as parties to the Agreement and of the grant of the registration rights set forth in the Agreement to such Additional Investors.  The Company shall require each Additional Investor to agree in writing to be subject to the terms and conditions of the Agreement, and that such terms and conditions shall inure to the benefit of such Additional Investors, by executing and delivering a Joinder Agreement, in substantially the form attached as Exhibit A, and upon execution and delivery of such Joinder Agreement, each such Additional Investor shall be deemed to be an Investor under the Agreement.

3.             Consent to Amendments to the Agreement.  The Company and the undersigned holders of at least a majority of the outstanding shares of Registrable Stock hereby consent to the amendments to the Agreement contained in this Amendment Agreement and acknowledge that, upon execution of this Amendment Agreement by the Company and such holders, the requirements of Section 10(d) of the Agreement will be satisfied.

(Page 18 of 22 Pages)

4.             Amendment to Recitals of the Agreement.  The Recitals to the Agreement are hereby amended and restated in their entirety to read as follows:

“WHEREAS, the Company and the other parties hereto wish to provide certain arrangements with respect to the registration of shares of common stock, $0.001 par value, of the Company (the “Common Stock”) under the Securities Act (as defined below);

WHEREAS, the Company and certain of the Investors who are signatories thereto (the “Majority Noteholders”) have entered into an Exchange Agreement, dated November 3, 2010 (the “Exchange Agreement”), pursuant to which, subject to the terms and conditions therein, such Investors are converting and exchanging all of the outstanding indebtedness of the Company under those certain Note Purchase Agreements, dated September 5, 2008, February 27, 2009 and November 5, 2009, each as amended, for, and the Company is issuing, shares of the Company’s Series D Participating Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”);

WHEREAS, SG Phoenix LLC, on behalf of the Company, and certain additional investors (the “Additional Investors”) have entered into subscription agreements, pursuant to which, subject to the terms and conditions therein, the Company is issuing and selling to such Additional Investors, and such Additional Investors are purchasing from the Company, an aggregate of up to 1,000,000 shares of Series D Preferred Stock (the “Offering”); and

WHEREAS, it is a condition to the obligations of the Investors under the Exchange Agreement and the Additional Investors pursuant to the Offering that this Agreement be executed by the parties hereto, and the parties are willing to execute this Agreement and to be bound by the provisions hereof.”

5.             Amendment to Definition of “Investors” in the Agreement.  The definition of “Investors” in the Agreement is hereby amended effective as of the date hereof to include the Additional Investors in the Offering.

6.             Amendment to Definition of “Preferred Shares” in the Agreement.  The definition of “Preferred Shares” in Section 1 of the Agreement is hereby amended and restated in its entirety to read as follows:

““Preferred Shares” means shares of Series D Preferred Stock issued to the Investors pursuant to the Exchange Agreement or the Offering, or by way of a stock dividend, stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.”

7.             Amendment to Section 10(g) of the Agreement.  Section 10(g) of the Agreement is hereby amended by deleting the term “Preferred Stock” and inserting in lieu thereof, the term “Preferred Shares.”

8.             Effectiveness of Amendments.  The amendments to the Agreement contained in this Amendment Agreement shall become effective on and as of the date hereof.  From and after such date, each reference in the Agreement to the “Agreement”, or any like expression referring to the Agreement, shall be deemed to refer to the Agreement as amended by this Amendment Agreement.  The Agreement, other than as amended hereby, shall remain unchanged and in full force and effect.

9.             Counterparts; Facsimile.  This Amendment Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.  Delivery of a counterpart hereof by facsimile transmission or by e-mail transmission shall be as effective as delivery of a manually executed counterpart hereof.

10.           Governing Law.  This Amendment Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of law principles.

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SIGNATURE PAGE TO FOLLOW]

CUSIP No. 983950700	13D	(Page 19 of 22 Pages)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be duly executed as of the day and year first above written.

COMPANY:	XPLORE TECHNOLOGIES CORP.

	By:	/s/Michael J. Rapisand
		Name:	Michael J. Rapisand
		Title:	Chief Financial Officer

REQUIRED HOLDERS:	PHOENIX VENTURE FUND LLC

	By:	SG Phoenix Ventures LLC,
its Managing Member

	By:	/s/Andrea Goren
		Name:	Andrea Goren
		Title:	Member

/s/Philip S. Sassower
PHILIP S. SASSOWER

PHOENIX ENTERPRISES FAMILY FUND LLC

	By:	/s/Philip S. Sassower
		Name:	Philip S. Sassower
		Title:	Managing Member

JAG MULTI INVESTMENTS LLC

	By:	/s/Alexander M. Goren
		Name:	Alexander M. Goren
		Title:	Managing Member

ANDAX LLC

	By:	/s/Andrea Goren
		Name:	Andrea Goren
		Title:	Managing Member

(Page 20 of 22 Pages)

Exhibit M

AMENDMENT NO. 2 TO THE REGISTRATION RIGHTS AGREEMENT

This AMENDMENT NO. 2 (this “Amendment Agreement”) to the Registration Rights Agreement dated as of December 16, 2010 (as amended, restated, supplemented or otherwise modified from time to time, including by Amendment No. 1 thereto dated February 14, 2011, the “Agreement”) by and among Xplore Technologies Corp., a Delaware corporation (the “Company”), and the signatories hereto is entered into effective as of October 14, 2011.

R E C I T A L S:

WHEREAS, the Company and the existing holders of shares of Series D Preferred Stock are parties to the Agreement, which sets forth the registration rights granted to the holders of Series D Preferred Stock in connection with the shares of Company common stock issuable upon the conversion of the Series D Preferred Stock;

WHEREAS, the Company intends to issue and sell up to 4,000,000 shares of Series D Preferred Stock to accredited investors pursuant to a private placement (the “Offering”);

WHEREAS, the Company and the undersigned holders desire to amend the Agreement, effective as of the date hereof, to, among other things, (i) allow for the purchasers of shares of Series D Preferred Stock issued in the Offering (the “Additional Investors”) to become parties to the Agreement and be granted the registration rights set forth therein, (ii) amend the definition of “Investors” to include the Additional Investors and (iii) amend the definition of “Preferred Shares” to include the shares of Series D Preferred Stock issued in the Offering;

WHEREAS, Section 10(i) of the Agreement provides that the Company will not grant any additional registration rights after the date of the Agreement without the consent of the holders of at least a majority of the Registrable Stock unless such registration rights are subordinate in all respects to the rights contained in the Agreement;

WHEREAS, Section 10(d) of the Agreement provides that amendments to the Agreement may only become effective with the written consent of the Company and the holders of at least a majority of the outstanding shares of Registrable Stock (assuming the conversion of all Preferred Shares into Registrable Stock);

WHEREAS, the holders of at least a majority of the outstanding shares of Registrable Stock wish to consent to the grant of the registration rights set forth in the Agreement to the Additional Investors; and

WHEREAS, the Company and the holders of at least a majority of the outstanding shares of Registrable Stock under the Agreement wish to consent to the amendments contained herein and, upon execution of this Amendment Agreement by the Company and such holders, the requirements of Sections 10(d) and 10(i) of the Agreement will be satisfied.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties do hereby agree, as follows:

1.             Definitions in this Amendment Agreement.  Except as otherwise defined in this Amendment Agreement (including the preamble and the recitals hereof), capitalized terms are used herein with the meanings ascribed to such terms in the Agreement.

2.             Consent to Additional Parties to the Agreement.  The undersigned holders of at least a majority of the outstanding shares of Registrable Stock hereby consent to the addition of the Additional Investors as parties to the Agreement and to the grant of the registration rights set forth in the Agreement to such Additional Investors.  The Company shall require each Additional Investor to agree in writing to be subject to the terms and conditions of the Agreement, and that such terms and conditions shall inure to the benefit of such Additional Investors, by executing and delivering a Joinder Agreement, in substantially the form attached as Exhibit A, and upon execution and delivery of such Joinder Agreement, each such Additional Investor shall be deemed to be an Investor under the Agreement.

3.             Consent to Amendments to the Agreement.  The Company and the undersigned holders of at least a majority of the outstanding shares of Registrable Stock hereby consent to the amendments to the Agreement contained in this Amendment Agreement and acknowledge that, upon execution of this Amendment Agreement by the Company and such holders, the requirements of Sections 10(d) and 10(i) of the Agreement will be satisfied.

(Page 21 of 22 Pages)

4.             Amendment to Recitals of the Agreement.  The Recitals to the Agreement are hereby amended and restated in their entirety to read as follows:

“WHEREAS, the Company and the other parties hereto wish to provide certain arrangements with respect to the registration of shares of common stock, $0.001 par value, of the Company (the “Common Stock”) under the Securities Act (as defined below);

WHEREAS, the Company and certain of the Investors who are signatories thereto (the “Majority Noteholders”) entered into an Exchange Agreement, dated November 3, 2010 (the “Exchange Agreement”), pursuant to which, subject to the terms and conditions therein, such Investors converted and exchanged all of the outstanding indebtedness of the Company under those certain Note Purchase Agreements, dated September 5, 2008, February 27, 2009 and November 5, 2009, each as amended, for, and the Company issued, 9,498,364 shares of the Company’s Series D Participating Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”);

WHEREAS, in February 2011, SG Phoenix LLC, on behalf of the Company, and certain additional investors (the “February 2011 Additional Investors”) entered into subscription agreements, pursuant to which, subject to the terms and conditions therein, the Company issued and sold to such February 2011 Additional Investors, and such February 2011 Additional Investors purchased from the Company, an aggregate of up to 1,000,000 shares of Series D Preferred Stock (the “February 2011 Offering”);

WHEREAS, SG Phoenix LLC, on behalf of the Company, and certain additional investors (the “Additional Investors”) have entered into additional subscription agreements, pursuant to which, subject to the terms and conditions therein, the Company is issuing and selling to such Additional Investors, and such Additional Investors are purchasing from the Company, an aggregate of up to 4,000,000 shares of Series D Preferred Stock (the “Offering”); and

WHEREAS, it is a condition to the obligations of the Investors under the Exchange Agreement, the February 2011 Additional Investors pursuant to the February 2011 Offering and the Additional Investors pursuant to the Offering that this Agreement be executed by the parties hereto, and the parties are willing to execute this Agreement and to be bound by the provisions hereof.”

5.             Amendment to Definition of “Investors” in the Agreement.  The definition of “Investors” in the Agreement is hereby amended effective as of the date hereof to include the Additional Investors in the Offering.

6.             Amendment to Definition of “Preferred Shares” in the Agreement.  The definition of “Preferred Shares” in Section 1 of the Agreement is hereby amended and restated in its entirety to read as follows:

““Preferred Shares” means shares of Series D Preferred Stock issued to the Investors pursuant to the Exchange Agreement, the February 2011 Offering or the Offering, or by way of a stock dividend, stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.”

7.             Effectiveness of Amendments.  The amendments to the Agreement contained in this Amendment Agreement shall become effective on and as of the date hereof.  From and after such date, each reference in the Agreement to the “Agreement”, or any like expression referring to the Agreement, shall be deemed to refer to the Agreement as amended by this Amendment Agreement.  The Agreement, as amended by Amendment No. 1, shall remain unchanged and in full force and effect, other than as amended hereby.

8.             Counterparts; Facsimile.  This Amendment Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.  Delivery of a counterpart hereof by facsimile transmission or by e-mail transmission shall be as effective as delivery of a manually executed counterpart hereof.

9.             Governing Law.  This Amendment Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of law principles.

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SIGNATURE PAGE TO FOLLOW]

(Page 22 of 22 Pages)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be duly executed as of the day and year first above written.

COMPANY:	XPLORE TECHNOLOGIES CORP.

	By:	/s/Michael J. Rapisand
Name: Michael J. Rapisand
Title: Chief Financial Officer

REQUIRED HOLDERS:	PHOENIX VENTURE FUND LLC

	By:	SG Phoenix Ventures LLC,
its Managing Member

		By:	/s/Andrea Goren
Name: Andrea Goren
Title: Member

/s/Philip S. Sassower
PHILIP S. SASSOWER

PHOENIX ENTERPRISES FAMILY FUND LLC

By:	/s/Philip S. Sassower
Name: Philip S. Sassower
Title: Managing Member

JAG MULTI INVESTMENTS LLC

By:	/s/Alexander M. Goren
Name: Alexander M. Goren
Title: Managing Member

ANDAX LLC

By:	/s/Andrea Goren
Name: Andrea Goren
Title: Managing Member

/s/James J. O’Donnell
JAMES J. O’DONNELL

/s/Stanley Leon Gilbert
STANLEY LEON GILBERT